Electrameccanica Vehicles Corp.
102 East 1st Avenue
Vancouver, BC V5T 1A
(The "Company")

NOTICE OF CHANGE OF AUDITOR
(The "Notice")

To:
Dale Matheson Carr-Hilton LaBonte LLP
And To:
KPMG LLP

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Company, the Board of Directors of the Company resolved on September 27, 2018 that:

1.
The resignation of Dale Matheson Carr-Hilton LaBonte LLP as auditors of the Company effective September 27, 2018 be accepted; and

2.
The appointment KPMG LLP as auditors of the Company, effective September 27, 2018, until the next annual meeting of the Company, be approved.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), the Company confirms that:

1.
Dale Matheson Carr-Hilton LaBonte LLP resigned as auditor at the request of the Company, effective September 27, 2018, to facilitate the appointment of KPMG LLP of 11th Floor, 777 Dunsmuir Street, Vancouver, BC V7Y 1K3;

2.
Dale Matheson Carr-Hilton LaBonte LLP has not expressed any reservation or modified opinion in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which Dale Matheson Carr-Hilton LaBonte LLP issued an audit report in respect of the Company and the date of this Notice;

3.
In the opinion of the Board of Directors of the Company, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company nor any period form the most recently completed for which Dale Matheson Carr-Hilton LaBonte LLP issued an audit report in respect of the Company and the date of this Notice; and

LEGAL_29836235.1

4.
The Notice and Auditor's letters have been reviewed by the Audit Committee and the Board of Directors.

Dated as of the 27th day of September, 2018

ELECTRAMECCANICA VEHICLES CORP.

/s/ Kulwant Sande
Kulwant Sandher, Chief Financial Officer